KJ 4/11/02



02006388

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-20759

RECEIVED APR 05 2002 PROCESSING SECTION 360

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING January 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Angeloff Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

727 West Seventh Street, Suite 331
(No. and Street)

Los Angeles, CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence P. Lichter (323)549-3190
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Weil and Associates
(Name — *if individual, state last, first, middle name*)

7250 Beverly Blvd. Suite 207 Los Angeles, CA 90036
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Damn V. Angeloff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Angeloff Company, as of ~~January 31, 2002~~, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public



ROSA NELLY GARZA
Commission # 1213219
Notary Public - California
Los Angeles County
My Comm. Expires Mar 15, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ANGELOFF COMPANY

AUDITED FINANCIAL STATEMENTS

JANUARY 31, 2002 AND 2001

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

7250 BEVERLY BOULEVARD
SUITE 207
LOS ANGELES, CALIF. 90036
TELEPHONE (323) 549-3190
FACSIMILE (323) 549-0227
E-MAIL: LPLLCE@AOL.COM

Independent Auditor's Report

The Board of Directors
The Angeloff Company
Los Angeles, California

We have audited the accompanying statements of financial condition of The Angeloff Company as of January 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the representations of The Angeloff Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence to support the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Angeloff Company as of January 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The schedules of calculations of net capital and aggregate indebtedness, reconciliation of computation of net capital, computation for determination of the reserve requirements and information relating to the possession and control requirements, in this report, although not considered necessary for a presentation of financial position, are presented in order to conform to requirements of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Angeles, California
February 15, 2002

THE ANGELOFF COMPANY
Statements of Financial Condition
January 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets		
Cash in Bank	$62,524	$30,329
Other Receivable	2,478	0
Investments	29,005	20,105
Deposits and Prepaid Expenses	695	5,695
Total Assets	$94,702	$56,129

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current Liabilities		
Accounts Payable and Accrued Expense	$3,916	$0
Payroll Taxes Payable	6,758	247
Total Liabilities	10,674	247
Stockholder's Equity		
Common Stock, No Par $ .10, Per Share; Authorized 500 Shares, Issued and Outstanding 500 Shares	50	50
Additional Paid in Capital	450	450
Retained Earnings	83,528	55,382
Total Stockholder's Equity	84,028	55,882
Total Liabilities and Stockholder's Equity	$94,702	$56,129

THE ANGELOFF COMPANY
Statements of Income
For the Years Ended January 31, 2002 and 2001

	2002	2001
Revenue	$550,673	$475,708
Operating Expenses		
General and Administrative Expenses	387,425	335,850
Income From Operations	163,248	139,857
Other Income (Expense)		
Depreciation	0	(3,773)
Interest Income	5,698	9,004
Other Income and (Expense)	5,698	5,231
Net Income before Income Taxes	168,946	145,088
Provision for Income Taxes		
Current Portion	800	800
Total Provision for Income Taxes	800	800
Net Income	$168,146	$144,288

THE ANGELOFF COMPANY
Statements of Cash Flows
For the Years Ended January 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$548,195	$525,708
Cash paid to employees and suppliers	(372,798)	(352,709)
Interest received	5,698	9,004
NET CASH PROVIDED BY OPERATING ACTIVITIES	181,095	182,003
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investments	(8,900)	(20,105)
NET CASH (USED IN) INVESTING ACTIVITIES	(8,900)	(20,105)
CASH FLOW FROM FINANCING ACTIVITIES		
Profit distributions	(140,000)	(145,000)
NET CASH (USED IN) FINANCING ACTIVITIES	(140,000)	(145,000)
NET INCREASE IN CASH	32,195	16,898
CASH at Beginning of Year	30,329	13,431
CASH at End of Year	$62,524	$30,329
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss)	$168,146	$144,288
Adjustments to reconcile increase in net assets to cash provided by operating activities:		
Depreciation	0	3,773
(Increase) Decrease in:		
Other receivable	(2,478)	0
Commissions receivable	0	50,000
Deposits and Prepaid Expenses	5,000	0
(Decrease) Increase in:		
Accounts payable and accrued expenses	3,916	0
Payroll taxes payable	6,511	(16,058)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$181,095	$182,003
Income taxes paid	$800	$800
Interest paid	$0	$0

THE ANGELOFF COMPANY
Statements of Changes in Stockholder's Equity
January 31, 2002 and 2001

Stockholder's Equity	2002	2001
Balance at beginning of year	$55,882	$56,594
Net income	168,146	144,288
Profit distribution	(140,000)	(145,000)
Balance at end of year	$84,028	$55,882

THE ANGELOFF COMPANY

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2002 AND 2001

NOTE A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the next business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than on the transaction date is not significant.

NOTE B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers and the general stability of the economies in the markets in which it operates significantly mitigates the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable
All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

THE ANGELOFF COMPANY

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
JANUARY 31, 2002 AND 2001

NOTE B - Accounting Policies

Customer Transactions
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed
basis.

Advertising
Advertising costs are expensed in the year incurred.

NOTE C - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2002 and 2001, the Company had net capital requirements of $5,000 and net capital of approximately $58,080 and $29,537 respectively.

NOTE D - K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE E – Lease Obligation

The Company leases office space and certain equipment under non-cancelable operating leases that terminate on February 28, 2005. Rental expenses for these leases consisted of $20,671 and $8,598 for the years ended January 31, 2002 and 2001, respectively. The Company has a future minimum lease obligations as follows:

January 31	
2003	22,433
2004	23,479
2005	13,653
2006	1,055
Total	$ 60,620

NOTE F – Cash

The Company maintains its cash balances at banks located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At January 31, 2002 and 2001, there were no uninsured balances.

THE ANGELOFF COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C-3-3
JANUARY 31, 2002 AND 2001

The Angeloff Company relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

THE ANGELOFF COMPANY
Computation of Net Capital
and Aggregate Indebtedness
January 31, 2002 and 2001

Schedule I

	2002	2001
EQUITY - END OF YEAR	$84,028	$55,882
Less Non Allowable Assets:		
Other Receivable	(2,478)	0
Deposits and Prepaid Expenses	(695)	(5,695)
Less:		
Haircuts on Other Securities	(2,670)	(545)
Haircuts on Warrants	(20,105)	(20,105)
NET CAPITAL	$58,080	$29,537
TOTAL LIABILTIES	10,674	247
AGGREGATE INDEBTEDNESS	10,674	247
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregate Indebtedness	712	16
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	53,080	24,537
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$57,013	$29,512
Percentage of Aggregate Indebtedness to Net Capital	18%	1%

THE ANGELOFF COMPANY
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
January 31, 2002 and 2001

Schedule II

	2002	2001
NET CAPITAL PER FOCUS II REPORT	$64,475	$29,537
Increase (Decrease) in Income due to audit adjustments	(6,395)	0
Increase (Decrease) in Income due to reporting error	0	0
(Increase) Decrease in Hair Cuts	0	0
NET CAPITAL	$58,080	$29,537

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

7250 BEVERLY BOULEVARD
SUITE 207
LOS ANGELES, CALIF. 90036
TELEPHONE [323] 549-3190
FACSIMILE [323] 549-0227
E-MAIL: LPLLCE@AOL.COM

The Board of Directors
The Angeloff Company
Los Angeles, California

In planning and performing our audits of the financial statements of The Angeloff Company for the years ended January 31, 2002 and 2001 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by The Angeloff Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Securities and Exchange Commission Rule 17a-3(a)(II); and (2) the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities audits, counts, verification and comparison, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer deposits.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required, to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure that would be considered material weaknesses as defined above. In addition, no condition came to our attention to cause us to believe that the Company was not in compliance with the exemptive provision of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate, at January 31, 2002 and 2001, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lichter, Weil & Associates

Los Angeles, California
February 15, 2002